Exhibit 99.1

April 3, 2017

Mr. Ronald L. Chez

1524 N. Astor Street

Chicago, IL 60610

Re:	Strategic Advisor Agreement

Dear Ron:

This letter (the “Agreement”) sets forth our agreement regarding the terms and conditions of your retention as a strategic advisor by Cinedigm Corp. (the “Company”). You and the Company agree as follows:

1.	Roles.

(a)   Board Service; Equity Ownership. As of the Effective Date (as defined below), you shall resign from the Board of Directors of the Company (the “Board”). No later than April 7, 2017, you shall divest a sufficient number of shares to cause your direct or indirect ownership of outstanding Class A Common Stock, par value $0.001 per share of the Company (the “Common Stock”), to be reduced to less than 10% of the outstanding Common Stock.

(b)   Strategic Advisor. As of the Effective Date, the Company shall engage you to serve as Strategic Advisor to the Company. In your capacity as Strategic Advisor, you shall render such advice to the Chief Executive Officer of the Company (the “CEO”) as the CEO shall request, and to such others as the CEO shall direct, and in such capacity shall receive and review all materials provided to the Board (unless you request that you not receive such materials). From and after the date of this Agreement, the Company agrees that you shall be entitled to the same indemnification provisions as are applicable to the directors of the Company and shall cause its directors and officers and general liability insurers to include you as an additional insured in its existing and all renewal policies. You shall, as requested by the CEO, advise the CEO with respect to any of the following areas: financings and capital structure, strategic transactions and opportunities, including acquisitions and dispositions, strategic matters regarding the direction of the Company’s business and activities and any other matters as the CEO may, from time to time, request. Prior to the selection of any new director, the CEO and consultant will discuss the qualifications and needs of the Company as to such board position. You agree to conduct yourself with respect to these services at all times during the term of this Agreement in a professional manner and to refrain from taking any action inconsistent with the Company’s best interests, it being understood that nothing herein shall limit your rights as a lender or shareholder of the Company. The maximum liability for any breach by you of any duty relative to the services being provided hereunder shall be limited to the amount of compensation actually paid.

(c)   Board Observation Right. During the course of this Agreement, you shall be entitled to (i) receive notice of any regular or special meeting of the Board of Directors (or of the adoption or proposed adoption of any resolution of the Board of Directors by written consent) at the time such notice (or such proposed written consent) is provided to the members of the Board (the “Directors”), (ii) receive copies of any materials delivered to the non-employee Directors concurrently with their delivery to the non-employee Directors and (iii) attend and participate (but not vote) in all meetings of the Board and any committees thereof; provided, however, that (x) you shall not be entitled to receive those materials or to attend those meetings of the Board and of the Audit Committee, the Compensation Committee and the Nominating Committee of the Board (each, an “Independent Committee”) where your participation would conflict with applicable laws and the rules of the Nasdaq Global Market or any other primary stock exchange or market on which the Common Stock is then traded or quoted (the “Trading Market”), in each case as reasonably determined in good faith by the Board or by such Independent Committee as applicable.

2.	Term.

(a)   This Agreement shall commence as of April 3, 2017 (the “Effective Date”) and shall continue through March 31, 2019 (the “Term”). The Agreement shall automatically be extended beyond March 31, 2019 for consecutive one year terms except in the event either party serves notice of intent not to renew in writing to the other at least 30 days prior to such date and each anniversary date thereafter, as applicable.

(b)   Upon the expiration of the Term, or upon termination of the Agreement prior to the expiration of the Term, you shall cease performing any strategic advisory services and attending Board and/or committee meetings under this Agreement. The parties agree that the provisions of Sections 5 and 6 of this Agreement shall survive the termination of this Agreement.

3.	Compensation.

(a)   Quarterly Amount. You will be paid the gross amount of twenty-five thousand dollars ($25,000) per quarter, commencing with the quarter beginning April 1, 2017 in consideration of the strategic advisory services you perform under this Agreement (the “Compensation”). Such Compensation shall be payable in cash, by check or wire transfer, in arrears within ten (10) business days after the end of each relevant calendar quarter and shall be prorated if any termination occurs other than at the end of a calendar quarter. The parties acknowledge that any special projects involving more than 100 hours per quarter may, subject to the mutual agreement of the parties be subject to a separate compensation arrangement.

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(b)   Bonus. At the conclusion of the Term, you may be entitled to a discretionary bonus of up to one hundred thousand ($100,000), at the recommendation of the CEO and upon approval by the Compensation Committee of the Board, payable in cash, by check or wire transfer, within forty-five (45) days after the expiration of the Term.

4.     Expense Reimbursement. The Company will reimburse you for actual and reasonable out-of-pocket travel and other expenses that are approved in advance by the Company, including that are related to attending Board or committee meetings. Such expenses may include necessary and reasonable travel, hotel, meal and other expenses incurred by you. Promptly after the incurrence of expenses, you shall submit to the Company a statement of expenses to be reimbursed, on a form satisfactory to the Company, stating in detail the nature of the expenditures and enclosing receipts for same. No expense will be reimbursed without a receipt or other documentary evidence of the expense acceptable to the Company.

5.     Non-Disclosure. You acknowledge that in the course of serving as Strategic Advisor and as a Board observer, you will have access to and be furnished with confidential information of the Company, including information concerning the financial condition, business, operations, potential future plans or transactions, or prospects of the Company (all of the foregoing, whether communicated in verbal, written, graphic, electronic or any other form, collectively, “Confidential Information”). The term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by you in violation of this Agreement, or (ii) was available to you on a non-confidential basis prior to its disclosure to you by the Company. You acknowledges that the Confidential Information is owned by the Company; is unique, valuable, proprietary and confidential; and derives independent actual or potential commercial value from not being generally known or available to the public or to the industries in which the Company competes. During the Term including any extension thereto and for a period of one year thereafter, you agree to maintain the confidentiality of the Confidential Information at all times. You acknowledge that the receipt of Confidential Information from the Company may restrict your ability to trade in securities of the Company under applicable federal and state securities law, and that while you are in possession of Confidential Information, you may not trade in Company securities to the extent required under applicable law. Nothing herein will restrict your ability to communicate or discuss Confidential Information with officers or directors of the board, their professional advisors, the Company’s professional advisors or any third party under a written confidentiality agreement with the Company.

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6.     Non-Disparagement. The parties respectively hereby agree that during the Term and at all times thereafter, they will not and will use their best efforts to cause their officers and directors to not make any public statement, or engage in any conduct, that is disparaging to the other or, any of their officers, directors, or shareholders known to them, including, but not limited to, any statement that disparages the products, services, finances, financial condition, capabilities or other aspect of the business of the Company. Notwithstanding any term to the contrary herein, a party shall not be in breach of this section for the making of any truthful statements or reporting truthfully any violation of law. The sole remedy for a violation of this provision will be termination of this Agreement but such limitation will not apply to any statement that is otherwise actionable as a breach of the confidentiality provisions, or would otherwise be actionable absent this covenant.

7.     Miscellaneous Representations.

(a)    Each party respectively represents and warrants that it or he has all requisite power to enter into this Agreement and that the execution, delivery and performance of this Agreement does not and will not result in any violation of, be in conflict with, or constitute a default under any agreement or other instrument to which such party is bound. Upon becoming aware of, or receiving any notice from any third party that alleges any such violation, conflict or default, the party receiving such notice shall immediately advise the other.

(b)   Nothing contained in this Agreement is intended or shall be deemed to create the relationship of employer and employee between you and the Company. You are retained as an independent contractor and shall not be entitled to any employment rights or benefits provided by the Company to its employees, including paid vacation, holiday and sick time, medical, dental, life and disability insurance, and participation in any pension or bonus plan of the Company. You expressly understand and acknowledge that (i) you will be solely responsible for the reporting and payment of any federal, state and local income taxes that may arise out of the fees paid to you under this Agreement and (ii) you will be solely responsible to obtain and maintain any insurance policy that you deem necessary in the performance of the strategic advisory services other than the Company’s obligations as D&O and general liability to name you as an additional insured under this Agreement and understand and acknowledge that the Company will not maintain any insurance policies, including workers compensation insurance, in connection with your retention under this Agreement.

(c)   You shall have no authority to bind the Company in any way and may not enter into, terminate or modify any agreement, contract or commitment on behalf of the Company. You shall not make any representation to any third party that you are the Company’s agent or authorized to bind the Company except pursuant to a delegation from the Board or the CEO within their respective authority.

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(d)   You shall not make any public statement, or issue any press release, concerning the Company or any of the services being provided by you to the Company under this Agreement without the prior written approval of the Company.

8.     Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, either oral or written, between the Company and you, and may be amended only by a written instrument executed by you and an officer of the Company. For the avoidance of doubt, this Agreement does not supersede any agreements with respects to loans or advances made by you or your affiliates to the Company.

9.     Choice of Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to principles of conflicts of law. The parties hereby agree to submit to the jurisdiction of the courts of the State of Illinois and further agree that any actions relating to this Agreement must be instituted in the courts of the State of Illinois.

10.   Severability. If any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed to be modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

11.   Non-Assignment. You may not assign this Agreement or delegate any duties hereunder without the prior written consent of the Company.

12.   Damages. All parties waive any claim for punitive, consequential, or incidental damages. The maximum liability for any breach by you of any duty relative to the services being provided hereunder shall be limited to the amount of compensation actually paid. In any action to collect funds hereunder arising from nonpayment in which you prevail, you shall be entitled to also recover your reasonable attorneys’ fees and litigation costs.

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Please indicate your understanding of, and agreement to, the foregoing terms by signing this letter in the space indicated below, whereupon this letter shall become a binding agreement between the parties. This Agreement may be executed and acknowledged in one or more counterparts (including by facsimile or other electronic transmission), all of which shall be considered one and the same Agreement.

Sincerely,

By: /s/ Christopher J. McGurk
Name: Christopher J. McGurk
Title: Chief Executive Officer

Agreed to and accepted:

/s/ Ronald L. Chez

Ronald L. Chez

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